SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.___)*

Montage Technology Group Limited
(Name of Issuer)

Ordinary Shares, par value $0.0125 per share
(Title of Class of Securities)

G6209T105
(CUSIP Number)

October 15, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6209T105	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON GLG Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,558,490 Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,558,490 Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,558,490 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.53%
12	TYPE OF REPORTING PERSON PN

CUSIP No. G6209T105	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Man Group plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,558,490 Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,558,490 Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,558,490 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.53%
12	TYPE OF REPORTING PERSON OO, HC

CUSIP No. G6209T105	13G	Page 4 of 8 Pages

Item 1(a).	NAME OF ISSUER

The name of the issuer is Montage Technology Group Limited, a Cayman Islands company (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at Room A1601, Technology Building, 900 Yi Shan Road, Xuhui District, Shanghai, 200233, People's Republic of China.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as the "Reporting Persons" with respect to the Ordinary Shares (as defined in Item 2(d) below):

Investment Manager:

(i) GLG Partners LP (the "Investment Manager"), with respect to the Ordinary Shares held by certain funds to which the Investment Manager serves as investment manager (collectively, the "GLG Funds"). GLG Partners Limited (the "General Partner"), serves as the general partner of the Investment Manager.

Parent Company:

(ii) Man Group plc (the "Parent Company"), which indirectly, through various intermediate entities, controls the Investment Manager, with respect to the Ordinary Shares held by each of the GLG Funds.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Item 2(c).	CITIZENSHIP:

This statement is filed by:
(i)	GLG Partners LP 1 Curzon Street London W1J 5HB United Kingdom Citizenship: United Kingdom

(ii)	Man Group Plc Riverbank House 2 Swan Lane London EC4R 3AD United Kingdom Citizenship: United Kingdom

Item 2(d).	TITLE OF CLASS OF SECURITIES:
Ordinary shares, par value $0.0125 per share (the "Ordinary Shares").

CUSIP No. G6209T105	13G	Page 5 of 8 Pages

Item 2(e).	CUSIP NUMBER:
G6209T105

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________________________________

Item 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. Exhibit 99.1 attached to the Company's Current Report on Form 8-K filed on July 1, 2014 indicates that as of June 26, 2014, 2014, there were 28,201,684 Ordinary Shares outstanding. The percentage set forth in Row (11) of the cover page for each Reporting Person is based on the Company's outstanding Ordinary Shares.

The Investment Manager, which serves as the investment manager to each of the GLG Funds, may be deemed to be the beneficial owner of all of the Ordinary Shares owned by the GLG Funds. The General Partner, as general partner to the Investment Manager, may be deemed to be the beneficial owner of all of the Ordinary Shares owned by the GLG Funds. The Parent

CUSIP No. G6209T105	13G	Page 6 of 8 Pages

Company, which indirectly, through various intermediate entities, controls the Investment Manager, may be deemed to be the beneficial owner of all the Ordinary Shares owned by the GLG Funds. Each of the General Partner and the Parent Company hereby disclaims any beneficial ownership of any such Ordinary Shares.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of her or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G6209T105	13G	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: October 27, 2014

GLG PARTNERS LP
By: GLG Partners Limited, its General Partner

By: /s/ Jasveer Singh
Name: Jasveer Singh
Title: Director

MAN GROUP PLC

By: /s/ Michelle Robyn Grew
Name: Michelle Robyn Grew
Title: Global Head of Compliance & Regulatory

CUSIP No. G6209T105	13G	Page 8 of 8 Pages

EXHIBIT I

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED as of October 27, 2014

GLG PARTNERS LP
By: GLG Partners Limited, its General Partner

By: /s/ Jasveer Singh
Name: Jasveer Singh
Title: Director

MAN GROUP PLC

By: /s/ Michelle Robyn Grew
Name: Michelle Robyn Grew
Title: Global Head of Compliance & Regulatory